Exhibit 12.5

CILCORP INC.

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Net income (loss) from continuing operations	$(407,966)	$43,542
Add- Taxes based on income	29,008	19,411

Net income (loss) before income taxes	(378,958)	62,953
Add- fixed charges:
Interest on long term debt (1)	29,425	53,592
Estimated interest cost within rental expense	409	430
Amortization of net debt premium, discount, and expenses	1,118	1,428
Subsidiary preferred stock dividends	436	1,354
Adjust preferred stock dividends to pretax basis	(31)	604

Total fixed charges	31,357	57,408

Less: Adjustment of preferred stock dividends to pretax basis	(31)	604
Earnings (loss) available for fixed charges	$(347,570)	$119,757

Ratio of earnings to fixed charges	-(2)	2.08

(1)	Includes FIN 48 interest expense
(2)

Earnings are inadequate to cover fixed charges by $378.9 million for the six months ended June 30, 2009. In the first quarter of 2009, CILCORP recorded a goodwill impairment charge of $462 million. See Note 14 - Goodwill Impairment to the financial statements under Part I, Item 1 of the Form 10-Q for the quarterly period ended June 30, 2009, of CILCORP for additional information.